Filed pursuant to Rule 433

March 9, 2016

Relating to

Preliminary Prospectus Supplement dated January 8, 2016 to

Registration Statement No. 333-184134

STATE OF ISRAEL

2.875% Bonds due 2026

4.50% Bonds due 2043

Issuer:	State of Israel

Securities Offered:

2.875% Bonds due 2026 (the “2026 Bonds”)

4.50% Bonds due 2043 (the “2043 Bonds”)

The 2043 bonds will be a further issuance of, will trade interchangeably with, rank equally with and form a single issue and series with, Israel’s 4.50% bonds due 2043 which were issued on January 31, 2013 and of which there are currently US$1,000,000,000 aggregate principal amount outstanding. Following the issuance of the 2043 bonds, the aggregate principal amount of the outstanding 4.50% bonds due 2043 will be US$1,500,000,000.

Principal Amount:	US$1,000,000,000 of the 2026 Bonds US$500,000,000 of the 2043 Bonds
Maturity Date:	March 16, 2026 for the 2026 Bonds January 30, 2043 for the 2043 Bonds
Trade Date:	March 9, 2016

Original Issue Date (Settlement):	Expected March 16, 2016 (T+5)[1] through the book-entry facility of The Depository Trust Company

Issue Price (Price to Public):

99.423% for the 2026 Bonds

105.116% for the 2043 Bonds, plus accrued interest from and including January 30, 2016 to, but excluding, the settlement date, such interest to be paid by the purchaser (totaling US$2,875,000)

Net Proceeds to Issuer (before expenses):	US$992,980,000 (99.298%) for the 2026 Bonds US$527,205,000 (104.866%) for the 2043 Bonds
Coupon:	2.875% for the 2026 Bonds 4.50% for the 2043 Bonds
Yield to Maturity:	2.942% for 2026 Bonds 4.181% for 2043 Bonds
Spread to Benchmark Treasury:	+105 basis points (1.050%) for the 2026 Bonds +150 basis points (1.500%) for the 2043 Bonds
Benchmark Treasury:	1.625% due February 15, 2026 for the 2026 Bonds 3.000% due November 15, 2045 for the 2043 Bonds
Benchmark Treasury Price and Yield:	97-19; 1.892% for the 2026 Bonds 106-16; 2.681% for the 2043 Bonds
Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each March 16 and September 16, commencing September 16, 2016 for the 2026 Bonds Each January 30 and July 30, commencing July 30, 2016 for the 2043 Bonds
Denominations:	US$200,000 and multiples of US$1,000 above that amount

Business Day:	New York

CUSIP:	46513C XR2 for the 2026 Bonds 465138 7N9 for the 2043 Bonds
ISIN:	US46513CXR23 for the 2026 Bonds US4651387N91 for the 2043 Bonds

Joint Bookrunners:	Barclays Capital Inc. (33 ⅓%); Citigroup Global Markets Inc. (33 ⅓%); Goldman, Sachs & Co. (33 ⅓%)

Issuer Ratings:	A1 (stable) / A+ (stable) / A (stable)* (Moody’s) / (Standard & Poor’s) / (Fitch)

*Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of each other rating.

Please note the following supplemental disclosures, which supplement the Preliminary Prospectus Supplement, dated January 8, 2016 (the “Preliminary Prospectus Supplement”), and supersede the information in the Preliminary Prospectus Supplement to the extent the disclosures are inconsistent with the information contained therein.

Recent Developments

The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as amended, and the other documents incorporated by reference in the basic prospectus. See “Where You Can Find More Information” in the prospectus supplement.

Set forth below is certain economic information reported by the Ministry of Finance of the State of Israel for the fiscal year ended December 31, 2015. For such year, the Ministry of Finance reported the following economic data:

•	2015 GDP growth of 2.6% (compared to 2014 GDP growth of 2.6% and 2013 GDP growth of 3.3%).
o	GDP increase of 2.8%, 0.4%, 2.5% and 3.3% in the first, second, third and fourth quarters of 2015, respectively, in each case compared to the previous quarter.
•	2015 Budget deficit (according to first estimate) equal to 2.15% of GDP (compared to target of 2.9%).
•	2015 reduction of Government debt as a percentage of GDP by 2.1%, to a level of 63.4% (compared to 2014 reduction of 0.5% to a level of 65.4%).
•	2015 reduction of Public debt (including local authorities’ debt) as a percentage of GDP by 1.8% relative to 2014, to a level of 64.9% (compared to 2014 reduction of 0.5% to a level of 66.7%).
•	2015 inflation rate of -1.0% at year end (compared to -0.2% at 2014 year end and forecast of -0.9% for 2015 year end).
•	CPI decrease of (i) 1.0% in 2015 (compared to 0.2% decrease in 2014) and (ii) 0.6% between January 31, 2015 and January 31, 2016 (compared to decrease of 0.9% between November 30, 2014 and November 30, 2015).
•	Additional $0.3 billion of Bank of Israel purchases in foreign currency within the framework of the gas plan in January 2016 (compared to $3.1 billion of such purchases in 2015 and $3.5 billion of such purchases in 2014).
•	As of January 31, 2016 the Bank of Israel has purchased a total of $9.0 billion in foreign currency within the framework of the gas plan (compared to $8.7 billion as of December 31, 2015).
•	Real interest rate, less inflation expectations, as of February 29, 2016 of 0.4% (compared to 0.2% as of November 30, 2015).
•	Range of NIS/USD exchange rates since July 31, 2015 of 3.75 to 4.0 (compared to previously disclosed range of 3.8 to 3.95).
•	Official reserves of $90.6 billion as of February 29, 2016 (compared to $90.6 billion as of December 31, 2015 and $86.1 billion as of December 31, 2014).
•	2015 unemployment rate of 5.1% (compared to 5.9% in 2014 and 5.3% as an average from January 2015 to November 2015).

Israeli Taxation

Under Israeli law as presently in effect, payments made under the bonds to holders who are not residents of Israel will be exempt from Israeli taxation; and for the aforementioned holders there is no transfer, stamp or similar taxes under the laws of Israel payable in connection with the issuance, transfer or sale of the bonds.

The preliminary prospectus supplement relating to the bonds is available under the following link:

http://www.sec.gov/Archives/edgar/data/52749/000114420416074747/v428373_424b5.htm

1 Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.